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                                                                                                                EXHIBIT 12
                                                           Wyeth
                                   Computation of Ratio of Earnings to Fixed Charges (3)
                                            (in thousands, except ratio amounts)


                                                                        Year Ended December 31,
                                                 -------------------------------------------------------------------------
                                                    2003           2002           2001           2000             1999
                                                 ----------     ----------     ----------     -----------      -----------
Earnings (loss):
----------------

Income (loss) from continuing operations
    before federal and foreign taxes             $2,361,612     $6,097,245     $2,868,747     $(1,101,040)     $(1,907,299)

Add:
----
  Fixed charges                                     346,564        430,449        439,058         324,887          403,694

  Minority interests                                 32,352         27,993         20,841          26,784           30,301

  Amortization of capitalized interest                8,772          8,866          2,497           1,917            1,803

Less:
-----
  Equity income (loss)                                 (468)        20,766         70,372          55,991            2,122

  Capitalized interest                              115,800         88,008         94,257          43,303           15,375
                                                 ----------     ----------     ----------     -----------      -----------

Total earnings (loss) as defined                 $2,633,968     $6,455,779     $3,166,514       $(846,746)     $(1,488,998)
                                                 ==========     ==========     ==========     ===========      ===========

Fixed Charges:
--------------

  Interest and amortization of debt expense        $182,503       $294,160       $301,145        $238,840         $343,271

  Capitalized interest                              115,800         88,008         94,257          43,303           15,375

  Interest factor of rental expense (1)              48,261         48,281         43,656          42,744           45,048
                                                 ----------     ----------     ----------     -----------      -----------

    Total fixed charges as defined                 $346,564       $430,449       $439,058        $324,887         $403,694
                                                 ==========     ==========     ==========     ===========      ===========

Ratio of earnings to fixed charges (2)                  7.6           15.0            7.2             -                -


(1)   A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)   The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiency for the years ended December 31, 2000 and 1999 was $1,171,633 and $1,892,692, respectively.

(3)   Amounts have been restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.
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